Exhibit (a)(5)
[US BANK LETTERHEAD]
January 28, 2008
Dear Kiewit Royalty Trust Unit Holder:
     As you may know, an unsolicited tender offer has been made by MPF Senior Note Program I, LP; MPF Senior Note Program II, LP; Sutter Opportunity Fund 4, LLC; Mary R. Bellamy Charitable Trust No. 1; and Mary R. Bellamy Charitable Trust No. 2 (collectively the “Purchasers”) to purchase up to 2,526,686 Units of the Kiewit Royalty Trust at a price of $0.55 per Unit. The Units sought by the Purchasers represent 20% of the outstanding Units of the Trust. U.S. Bank, N.A., the Trustee of the Trust, first became aware of this tender offer on January 11, 2008.
     In accordance with the rules of the Securities and Exchange Commission, we are required to make a recommendation regarding whether you should accept or reject the Purchasers’ tender offer or to state that the Trust is neutral with respect to the Purchasers’ tender offer. We have determined to not express any opinion and remain neutral with respect to the Purchasers’ tender offer, primarily because we do not have a reliable indicator of the fair value of the Units.
     However, we call your attention to the following considerations:
     •     On July 31, 2007, MPF Senior Note Program I, LP, Sutter Opportunity Fund 4, LLC and certain affiliates of the Purchasers (the Prior Offerors”) previously announced a tender offer to purchase up to 2,526,686 Units of beneficial interest in the Trust for $0.60 per Unit (the “Prior Tender Offer”). The Prior Tender Offer expired on September 14, 2007. According to reports filed by the Prior Offerors with the SEC, the Prior Tender Offer resulted in the tender by Unit holders, and the acceptance for payment by the Prior Offerors, of a total of 251,096 Units. As a result of the Prior Tender Offer, the Prior Offerors hold an aggregate of 251,096 Units, or approximately 2.0% of the total outstanding Units.
     •     The Purchasers’ offer price is $0.55 per Unit, less the amount of any distributions declared or made by the Trust between the Offer Date and the Expiration Date. The Trustee is unable to determine if the price offered by the Purchasers is fair to the holders of Units. It should be noted that the Purchasers have estimated that the liquidation value of the Trust is approximately $1.02 per Unit. However, neither the Trustee nor the Purchasers have made an independent appraisal of the coal royalties held by the Trust that are the sole source of its revenues. In addition, there are numerous uncertainties as to the timing and amounts of future royalty payments which the Trust may receive from the coal royalties. Therefore, the present value of future distributions payable by the Trust to the holders of Units may be more or less than the price being offered by the Purchasers. In addition, except for the purchases by the Prior Offerors of an aggregate of 251,096 Units at a price of $0.60 per Unit pursuant to the Prior Tender Offer described above, there are no recent purchases or sales of Units that could indicate a fair market price for the Units. The Purchasers have noted in their Offer that they are motivated to establish the lowest offer price that might be acceptable to Unit holders.
     •     There is no active trading market in Units and the Trust is not allowed to redeem or otherwise purchase Units from Unit holders. Accordingly, holders of Units have few, if any, opportunities to monetize their Units. The Offer, whether or not the offer price is fair, represents an opportunity for Unit holders to exit from an otherwise highly illiquid investment.

     •     The Purchasers are seeking to acquire up to 20% of the outstanding Units of the Trust. If the Purchasers are successful in acquiring this number of Units, they would collectively own the largest block of Units and, as a result, may have a substantial effect on the outcome of Trust decisions for which Unit holder consent is required.
     We urge each Unit holder to carefully consider the foregoing along with all the information provided by the Purchasers before tendering his or her Units. You should make your own decision as to whether or not to tender or refrain from tendering your Units in light of your unique circumstances, including your investment objectives, financial circumstances, tolerance for risk, need for liquidity and views as to the Trust’s prospects and outlook. Under any circumstances, you should be aware that a sale of your Units in the Trusts may have tax consequences that could be adverse. Please consult with your tax advisor about the impact of a sale of Units.
     If you would like to discuss the Trust and your interest in the Trust in greater detail, please contact me at (402) 348-6000 or write to me at 1700 Farnam Street, Omaha, NE 68102. Please be advised that the information contained in this letter reflects the extent of our advice with respect to the offer.

Sincerely,
/s/ Luke H. Paladino

Luke H. Paladino, Trust Officer